Exhibit 14.1

Code of Ethics

CODE OF BUSINESS CONDUCT AND ETHICS

We are committed to maintaining the highest standards of business conduct and ethics. This Code of Business Conduct and Ethics reflects the business practices and principles of behavior that support this commitment. We expect every employee, officer and director to read and understand this Code and its application to the performance of his or her business responsibilities. References in this Code to employees are intended to cover officers and, as applicable, directors. Nothing in this Code alters the employment at-will policy of MacroPore Biosurgery applicable to all U.S. employees.

Officers, managers and other supervisors are expected to develop in employees a sense of commitment to the spirit, as well as the letter, of this Code. Supervisors are also expected to ensure that all agents and contractors conform to Code standards when working for or on behalf of MacroPore Biosurgery. To facilitate compliance with this Code, we have established the position of Compliance Officer. The Compliance Officer reports on matters covered by this Code to the Chairman of the Governance and Nominating Committee during all times when the Board has such a committee, and at all other times to the Chairman of the Audit Committee (“Board Committee Chairman”). The persons currently occupying these positions are:

Chairman of the Audit Committee of the Board of Directors	Ronald D. Henriksen	rhenriks@guidant.com

Compliance Officer	Jonathan Soneff	jsoneff@macropore.com

This Code cannot possibly describe every practice or principle related to honest and ethical conduct. This Code addresses conduct that is particularly important to proper dealings with the people and entities with whom we interact, but reflects only a part of our commitment. Although the MacroPore Insider Trading Policy and the Employee Handbook are not part of the Code, our employees are notified that adoption of the Code does not supercede those policies, and in fact, they remain in place.

The successful business operation and reputation of MacroPore is built upon the principles of fair dealing and ethical conduct of our employees. Our reputation for integrity and excellence requires careful observance of the spirit and letter of all applicable laws and regulations, as well as a scrupulous regard for the highest standards of conduct and personal integrity.

YOU SHOULD NOT HESITATE TO ASK QUESTIONS ABOUT WHETHER ANY CONDUCT MAY VIOLATE THIS CODE, VOICE CONCERNS OR CLARIFY GRAY AREAS. SECTION 14 DETAILS THE COMPLIANCE RESOURCES AVAILABLE TO YOU. IN ADDITION, YOU SHOULD BE ALERT TO POSSIBLE VIOLATIONS OF THIS CODE BY OTHERS AND REPORT SUSPECTED VIOLATIONS, WITHOUT FEAR OF ANY FORM OF RETALIATION, AS FURTHER DESCRIBED IN SECTION 14. Violations of this Code will not be tolerated. Any employee who violates the standards in this Code will be subject to disciplinary action, up to and including termination of employment and, in appropriate cases, civil legal action or referral for criminal prosecution.

1. Legal Compliance

Obeying the law, both in letter and in spirit, is the foundation of this Code. Our success depends upon each employee’s operating within legal guidelines and cooperating with local, national and international authorities. It is therefore essential that you understand the legal and regulatory requirements applicable to your business unit and area of responsibility. We hold periodic training sessions to ensure that all employees comply with the relevant laws, rules and regulations associated with their employment. While we do not expect you to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from others. If you do have a question in the area of legal compliance, it is important that you not hesitate to seek answers from your supervisor or the Compliance Officer.

Disregard of the law will not be tolerated. Violation of domestic or foreign laws, rules and regulations may subject an individual, as well as MacroPore Biosurgery, to civil or criminal penalties. You should be aware that conduct and records, including emails, are subject to internal and external audits, and to discovery by third parties in the event of a government investigation or civil litigation. It is in everyone’s best interests to know and comply with our legal and ethical obligations.

Misuse of Company Computer Equipment

Computers, computer files, the e-mail system, and software furnished to employees are MacroPore property intended for business use. Employees should not use a password, access a file, or retrieve any stored communication without authorization. To ensure compliance with this policy, computer and e-mail usage may be monitored.  Contents of email may be disclosed within the Company and to third parties without notice or permission from the employee.

All Internet data that is composed, transmitted, or received via our computer communications systems is considered to be part of the official records of MacroPore and, as such, is subject to disclosure to law enforcement or other third parties. Consequently, employees should always ensure that the business information contained in Internet e-mail messages and other transmissions is accurate, appropriate, ethical, and lawful.

You may not, while acting on behalf of MacroPore Biosurgery or while using our computing or communications equipment or facilities, either:

•                  access the internal computer system (also known as “hacking”) or other resource of a third party without express written authorization from the party responsible for operating that resource; or

•                  commit any unlawful or illegal act, including harassment, libel, fraud, sending of unsolicited bulk email (also known as “spam”) in violation of applicable law, trafficking in contraband of any kind, or espionage.

2. Insider Trading

Employees who have access to confidential (or “inside”) information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business. All non-public information about MacroPore Biosurgery or about companies with which we do business is considered confidential information. To use material non-public information in connection with buying or selling securities, including “tipping” others who might make an investment decision on the basis of this information, is not only unethical, it is illegal. Employees must exercise the utmost care when handling material inside information. We have a separate Insider Trading Policy to which you are bound as a condition of your employment here. You should consult the Insider Trading Policy for more specific information on the definition of “material inside information” and on buying and selling our securities or securities of companies with which we do business.

3. International Business Laws

Our employees are expected to comply with the applicable laws in all countries to which they travel, in which they operate and where we otherwise do business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries. The fact that in some countries certain laws are not enforced or that violation of those laws is not subject to public criticism will not be accepted as an excuse for noncompliance. In addition, we expect employees to comply with U.S. laws, rules and regulations governing the conduct of business by its citizens and corporations outside the United States.

These U.S. laws, rules and regulations, which extend to all our activities outside the United States, include:

•                  The Foreign Corrupt Practices Act, which prohibits directly or indirectly giving anything of value to a government official to obtain or retain business or favorable treatment, and requires the maintenance of accurate books of account, with all company transactions being properly recorded;

•                  U.S. Embargoes, which restrict or, in some cases, prohibit companies, their subsidiaries and their employees from doing business with certain other countries identified on a list that changes periodically (including, for example, Angola (partial), Burma (partial), Cuba, Iran, Iraq, Libya, North Korea, Sudan and Syria) or specific companies or individuals;

•                  Export Controls, which restrict travel to designated countries or prohibit or restrict the export of goods, services and technology to designated countries, denied persons or denied entities from the United States, or the re-export of U.S.-origin goods from the country of original destination to such designated countries, denied companies or denied entities; and

•                  Antiboycott Compliance, which prohibits U.S. companies from taking any action that has the effect of furthering or supporting a restrictive trade practice or boycott that is fostered or imposed by a foreign country against a country friendly to the United States or against any U.S. person.

If you have a question as to whether an activity is restricted or prohibited, seek assistance before taking any action, including giving any verbal assurances that might be regulated by international laws.

4. Conflicts of Interest

An actual or potential conflict of interest occurs when an employee is in a position to influence a decision that may result in a personal gain for that employee or for a relative as a result of MacroPore’s business dealings. For the purposes of this policy, a relative is any person who is related by blood or marriage, or whose relationship with the employee is similar to that of persons who are related by blood or marriage.

No “presumption of guilt” is created by the mere existence of a relationship with outside firms. However, if employees have any influence on transactions involving purchases, contracts, or leases, it is imperative that they disclose to an officer of MacroPore as soon as possible the existence of any actual or potential conflict of interest so that safeguards can be established to protect all parties.

Even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. If you have any questions about a potential conflict or if you become aware of an actual or potential conflict, and you are not an officer or director of MacroPore Biosurgery, you should discuss the matter with your supervisor or the Compliance Officer. If the supervisor is involved in the potential or actual conflict, you should discuss the matter directly with the Compliance Officer. Officers and directors may seek authorization from the Chairman of the Board Committee with oversight of the Code.

Factors that may be considered in evaluating a potential conflict of interest include:

•                  whether it may interfere with the employee’s job performance, responsibilities or morale;

•                  whether the employee has access to confidential information;

•                  whether it may interfere with the job performance, responsibilities or morale of others within the organization;

•                  any potential adverse or beneficial impact on our business;

•                  any potential adverse or beneficial impact on our relationships with our customers or suppliers or other service providers;

•                  whether it would enhance or support a competitor’s position;

•                  the extent to which it would result in financial or other benefit (direct or indirect) to the employee;

•                  the extent to which it would result in financial or other benefit (direct or indirect) to one of our customers, suppliers or other service providers; and

•                  the extent to which it would appear improper to an outside observer.

The following are examples of situations that may, depending on the facts and circumstances, involve conflicts of interests:

•                  Employment by, consulting for or service on the board of a competitor, customer, supplier or service provider. Activity that enhances or supports the position of a competitor to the detriment of MacroPore Biosurgery is prohibited, including employment by or service on the board of a competitor.

•                  Owning, directly or indirectly, a significant financial interest in any entity that does business, seeks to do business or competes with us.

•                  Soliciting or accepting gifts, favors, loans or preferential treatment from any person or entity that does business or seeks to do business with us. See Section 8 for further discussion of the issues involved in this type of conflict.

•                  Soliciting contributions to any charity or for any political candidate from any person or entity that does business or seeks to do business with us.

•                  Taking personal advantage of corporate opportunities. See Section 5 for further discussion of the issues involved in this type of conflict.

•                  Conducting our business transactions with your family member or person who shares your household or a business in which you have a significant financial interest. Material related-party transactions approved by the Audit Committee and involving any executive officer or director will be publicly disclosed as required by applicable laws and regulations.

•                  Exercising supervisory or other authority on behalf of MacroPore Biosurgery over a co-worker who is also a family member.

Loans to, or guarantees of obligations of, employees or their family members by MacroPore Biosurgery could constitute an improper personal benefit to the recipients of these loans or guarantees, depending on the facts and circumstances. Some loans are expressly prohibited by law and applicable law requires that our Board of Directors approve all loans and guarantees to employees. As a result, all loans and guarantees by MacroPore Biosurgery must be approved in advance by the Governance and Nominating Committee or the Audit Committee (if a Governance and Nominating Committee has not been established).

5. Corporate Opportunities

You may not take personal advantage of opportunities that are presented to you or discovered by you as a result of your position with us or through your use of corporate property or information, unless authorized by your supervisor, the Compliance Officer or the Governance and Nominating Committee, as described in Section 4. Even opportunities that are acquired privately by you may be questionable if they are related to our existing or proposed lines of business. Participation in an investment or outside business opportunity that is related to our existing or proposed lines of business must be pre-approved. You cannot use your position with us or corporate property or information for improper personal gain, nor can you compete with us in any way.

6. Maintenance of Corporate Books, Records, Documents and Accounts; Financial Integrity; Public Reporting

The integrity of our records and public disclosure depends on the validity, accuracy and completeness of the information supporting the entries to our books of account. Therefore, our corporate and business records should be completed accurately and honestly. The making of false or misleading entries, whether they relate to financial results or test results, is strictly prohibited. Our records serve as a basis for managing our business and are important in meeting our obligations to customers, suppliers, creditors, employees and others with whom we do business. As a result, it is important that our books, records and accounts accurately and fairly reflect, in reasonable detail, our assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities. We require that:

•                  no entry be made in our books and records that intentionally hides or disguises the nature of any transaction or of any of our liabilities, or misclassifies any transactions as to accounts or accounting periods;

•                  transactions be supported by appropriate documentation;

•                  the terms of sales and other commercial transactions be reflected accurately in the documentation for those transactions and all such documentation be reflected accurately in our books and records;

•                  employees comply with our system of internal controls; and

•                  no cash or other assets be maintained for any purpose in any unrecorded or “off-the-books” fund.

Our accounting records are also relied upon to produce reports for our management, stockholders and creditors, as well as for governmental agencies. In particular, we rely upon our accounting and other business and corporate records in preparing the periodic and current reports that we file with the Securities and Exchange Commission. These reports must provide full, fair, accurate, timely and understandable disclosure and fairly present our financial condition and results of operations. Employees who collect, provide or analyze information for or otherwise contribute in any way in preparing or verifying these reports should strive to ensure that our financial disclosure is accurate and transparent and that our reports contain all of the information about MacroPore Biosurgery that would be important to enable stockholders and potential investors to assess the soundness and risks of our business and finances and the quality and integrity of our accounting and disclosures. In addition:

•                  no employee may take or authorize any action that would cause our financial records or financial disclosure to fail to comply with generally accepted accounting principles, the rules and regulations of the SEC or other applicable laws, rules and regulations;

•                  all employees must cooperate fully with our Accounting department, as well as our independent public accountants and counsel, respond to their questions with candor and provide them with complete and accurate information to help ensure that our books and records, as well as our reports filed with the SEC, are accurate and complete; and

•                  no employee should knowingly make (or cause or encourage any other person to make) any false or misleading statement in any of our reports filed with the SEC or knowingly omit (or cause or encourage any other person to omit) any information necessary to make the disclosure in any of our reports accurate in all material respects.

Any employee who becomes aware of any departure from these standards has a responsibility to report his or her knowledge promptly to a supervisor, the Compliance Officer or one of the other compliance resources described in Section 14.

7. Fair Dealing

We strive to outperform our competition fairly and honestly. Advantages over our competitors are to be obtained through superior performance of our products and services, not through unethical or illegal business practices. Acquiring proprietary information from others through improper means, possessing trade secret information that was improperly obtained, or inducing improper disclosure of confidential information from past or present employees of other companies is prohibited, even if motivated by an intention to advance our interests. If information is obtained by mistake that may constitute a trade secret or other confidential information of another business, or if you have any questions about the legality of proposed information gathering, you must consult your supervisor or the Compliance Officer, as further described in Section 14.

You are expected to deal fairly with our customers, suppliers, employees and anyone else with whom you have contact in the course of performing your job. No employee may take unfair advantage of anyone through misuse of confidential information, misrepresentation of material facts or any other unfair dealing practice.

Employees involved in procurement have a special responsibility to adhere to principles of fair competition in the purchase of products and services by selecting suppliers based exclusively on normal commercial considerations, such as quality, cost, availability, service and reputation, and not on the receipt of special favors.

8. Gifts and Entertainment

Business entertainment and gifts are meant to create goodwill and sound working relationships and not to gain improper advantage with customers or facilitate approvals from government officials. Unless express permission is received from a supervisor, the Compliance Officer or the Board Committee with Oversight of the Code (identified on the first page of this policy), entertainment and gifts cannot be offered, provided or accepted by any employee unless consistent with customary business practices and not (a) excessive in value, (b) in cash, (c) susceptible of being construed as a bribe or kickback or (d) in violation of any laws. This principle, which does not prohibit reasonable customer or prospect entertainment, applies to our transactions everywhere in the world, even where the practice is widely considered “a way of doing business.” Under some statutes, such as the United States Foreign Corrupt Practices Act (further described in Section 3), giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction. Discuss with your supervisor or the Compliance Officer any proposed entertainment or gifts if you are uncertain about their appropriateness.

9. Antitrust

Antitrust laws are designed to protect the competitive process. These laws generally prohibit:

•                  agreements, formal or informal, with competitors that harm competition or customers, including price fixing and allocations of customers, territories or contracts;

•                  agreements, formal or informal, that establish or fix the price at which a customer may resell a product; and

•                  the acquisition or maintenance of a monopoly or attempted monopoly through anti-competitive conduct.

Certain kinds of information, such as pricing, production and inventory, should not be exchanged with competitors, regardless of how innocent or casual the exchange may be and regardless of the setting, whether business or social.

Understanding the requirements of antitrust and unfair competition laws of the various jurisdictions where we do business can be difficult, and you are urged to seek assistance from your supervisor or the Compliance Officer whenever you have a question relating to these laws.

10. Protection and Proper Use of Company Assets

All employees are expected to protect our assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on our profitability. Our property, such as computer equipment, buildings, furniture and furnishings office supplies and products and inventories, are expected to be used only for legitimate business purposes, although incidental personal use may be permitted. Employees should be mindful of the fact that we retain the right to access, review, monitor and disclose any information transmitted, received or stored using our electronic equipment, with or without an employee’s or third party’s knowledge, consent or approval. Any misuse or suspected misuse of our assets must be immediately reported to your supervisor or the Compliance Officer.

11. Confidentiality

One of our most important assets is our confidential information. Employees who have received or have access to confidential information should take care to keep this information confidential. Confidential information may include business, marketing and service plans, financial information, product architecture, source codes, engineering and manufacturing ideas, designs, databases, customer lists, pricing strategies, personnel data, personally identifiable information pertaining to our employees, customers or other individuals (including, for example, names, addresses, telephone numbers and social security numbers), and similar types of information provided to us by our customers, suppliers and partners. This information may be protected by patent, trademark, copyright or trade secret laws.

Except when disclosure is authorized or legally mandated, you must not share our or our suppliers’ or customers’ confidential information with third parties or others within MacroPore Biosurgery who have no legitimate business purpose for receiving that information. Doing so would constitute a violation of the Employment, Confidentiality and Assignment Agreement that you signed upon joining us. Unauthorized use or distribution of this information could also be illegal and result in civil liability and/or criminal penalties.

You should also take care not to inadvertently disclose confidential information. Materials that contain confidential information, such as memos, notebooks, computer disks and laptop computers should be stored securely. Unauthorized posting or discussion of any information concerning our business, information or prospects on the Internet is prohibited. You may not discuss our business, information or prospects in any “chat room,” regardless of whether you use your own name or a pseudonym. Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and “quasi-public” areas within MacroPore Biosurgery, such as cafeterias. All MacroPore Biosurgery emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated outside of MacroPore Biosurgery, except where required for legitimate business purposes.

In addition to the above responsibilities, if you are handling information protected by any privacy policy published by us, then you must handle that information solely in accordance with the applicable policy. The provisions of this Section 11 are in addition to, not in limitation of, your obligations under the proprietary information and inventions agreement or any other confidentiality or nondisclosure agreement that you have entered into with MacroPore Biosurgery.

12. Media/Public Discussions

It is our policy to disclose material information concerning MacroPore Biosurgery to the public only through specific limited channels in accordance with our Disclosure Policy to avoid inappropriate publicity and to ensure that all those with an interest in the company will have equal access to information. All inquiries or calls from the press and financial analysts should be referred to the Chief Financial Officer or the Investor Relations department. We have designated our Chief Executive Officer, Chief Financial Officer and Investor Relations department as our official spokespersons for financial matters. Unless a specific exception has been made by the Chief Executive Officer or Chief Financial Officer, these designees are the only people who may communicate with the press on behalf of MacroPore Biosurgery.

13. Waivers

Any waiver of this Code for executive officers or directors may be authorized only by our Board of Directors or a committee of the Board and will be disclosed to stockholders as required by applicable laws, rules and regulations.

14. Compliance Standards and Procedures

Compliance Resources

To facilitate compliance with this Code, we have implemented a program of Code awareness, training and review. The Compliance Officer will oversee this program. The Compliance Officer is a person to whom you can address any questions or concerns. In addition to fielding questions or concerns with respect to potential violations of this Code, the Compliance Officer is responsible for:

•                  investigating possible violations of this Code;

•                  training new employees in Code policies;

•                  conducting annual training sessions to refresh employees’ familiarity with this Code;

•                  distributing copies of this Code annually to each employee with a reminder that each employee is responsible for reading, understanding and complying with this Code

•                  updating this Code as needed and alerting employees to any updates, with  approval of the appropriate Board Committee, to reflect changes in the law, MacroPore Biosurgery operations and in recognized best practices, and to reflect MacroPore Biosurgery experience; and

•                  otherwise promoting an atmosphere of responsible and ethical conduct.

Your most immediate resource for any matter related to this Code is your supervisor. He or she may have the information you need, or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with the Compliance Officer. If you are uncomfortable speaking with the Compliance Officer for any reason, you may pose your question anonymously through the Ethicspoint® hotline, an independent third party we have engaged for this purpose, by telephone at 866-ETHICSP (384-4277) or online at www.ethicspoint.com.

Clarifying Questions and Concerns; Reporting Possible Violations

If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with your supervisor or the Compliance Officer; even the appearance of impropriety can be very damaging and should be avoided.

If you are aware of a suspected or actual violation of Code standards by others, you have a responsibility to report it. You are expected to promptly provide a compliance resource with a specific description of the violation that you believe has occurred, including any information you have about the persons involved and the time of the violation. Whether you choose to speak with your supervisor or the Compliance Officer, or report anonymously through Ethicspoint® (866-ETHICSP or www.ethicspoint.com), you should do so without fear of any form of retaliation. We will take prompt disciplinary action against any employee who retaliates against you, up to and including termination of employment.

Supervisors must promptly report any complaints or observations of Code violations to the Compliance Officer. The Compliance Officer will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances. Your cooperation in the investigation will be expected. As needed, the Compliance Officer will consult with the Legal department, the Human Resources department or the Chairman of the Board Committee with Oversight of the Code (identified on the first page of this policy).

If the investigation indicates that a violation of this Code has probably occurred, we will take such action as we believe to be appropriate under the circumstances. If we determine that an employee is responsible for a Code violation, he or she will be subject to disciplinary action up to, and including, termination of employment and, in appropriate cases, civil action or referral for criminal prosecution. Appropriate action may also be taken to deter any future Code violations.